Exhibit 12.2.a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months Ended September 30,	Twelve Months Ended September 30,	Years Ended December 31,
	2014	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income from continuing operations before income tax expense	$1,161	$1,485	$1,797	$1,703	$1,362	$1,394	$503
Fixed charges included in income	331	435	401	418	361	385	392

Total earnings, as defined	$1,492	$1,920	$2,198	$2,121	$1,723	$1,779	$895

Fixed charges, as defined:
Interest charges	$321	$422	$388	$404	$346	$368	$376
Rental interest factor	10	13	13	14	15	17	16

Total fixed charges, as defined	$331	$435	$401	$418	$361	$385	$392

Ratio of Earnings to Fixed Charges	4.51	4.41	5.48	5.07	4.77	4.62	2.28